Exhibit 99.3 - Form 52-109 F2 Certifications by Chief Executive Officer and Chief Financial Officer of Quarterly Report


                                  Form 52-109F2
                        CERTIFICATION OF INTERIM FILINGS


I, Kirk K. Mandy, President and Chief Executive Officer of Zarlink Semiconductor Inc., certify that:

      1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zarlink Semiconductor Inc. for the interim period ending June 29, 2007;

      2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

      3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

      4. The issuers' other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

            (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

            (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.






Date:            July 30, 2007
     ---------------------------------------


                                           /s/ KIRK K. MANDY
                                           -------------------------------------
                                           Kirk K. Mandy
                                           President and Chief Executive Officer

                                  Form 52-109F2
                        CERTIFICATION OF INTERIM FILINGS



I, Scott Milligan, Senior Vice-President of Finance and Chief Financial Officer of Zarlink Semiconductor Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zarlink Semiconductor Inc. for the interim period ending June 29, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.    The  issuers'  other  certifying   officers  and  I  are  responsible  for
      establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

      (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

      (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.



Date:             July 30, 2007
     ---------------------------------------


                                           /s/ SCOTT MILLIGAN
                                           -------------------------------------
                                           Scott Milligan
                                           Senior Vice President of Finance and
                                           Chief Financial Officer